UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): January 8, 2016 (January 5, 2016)

OCEANFIRST FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-11713	22-3412577
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(IRS Employer Identification No.)

975 HOOPER AVENUE, TOMS RIVER, NEW JERSEY 08753

(Address of principal executive offices, including zip code)

(732) 240-4500

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 140.13e-4(c))

ITEM 1.01	Entry into a Material Definitive Agreement

Agreement and Plan of Merger

On January 5, 2016, OceanFirst Financial Corp. (“OceanFirst”), the parent company of OceanFirst Bank, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Cape Bancorp, Inc. (“Cape”), the parent company of Cape Bank, and Justice Merger Sub Corp. (“Merger Sub”), a wholly-owned subsidiary of OceanFirst. Pursuant to the terms of the Merger Agreement, Merger Sub will merge (the “First-Step Merger”) with and into Cape, with Cape as the surviving entity, and immediately following the First-Step Merger, Cape will merge with and into OceanFirst, with OceanFirst as the surviving entity (together with the First-Step Merger, the “Integrated Mergers”). It is anticipated that immediately following the consummation of the Integrated Mergers, Cape Bank, a New Jersey-chartered savings bank, will merge with and into OceanFirst Bank, a federally-chartered capital stock savings bank, with OceanFirst Bank as the surviving bank.

The Merger Agreement has been unanimously approved by the boards of directors of each of OceanFirst and Cape. Subject to the approval of the Merger Agreement by Cape’s stockholders, the approval of the issuance of the stock portion of the Merger Consideration (as defined below) by OceanFirst’s stockholders as required by applicable NASDAQ rules, the receipt of all regulatory approvals and the fulfillment of other customary closing conditions, the parties anticipate completing the Integrated Mergers in the summer of 2016.

At the effective time of the First-Step Merger, Cape stockholders will be entitled to receive $2.25 in cash and 0.6375 shares of OceanFirst common stock, par value $0.01 per share (“OceanFirst Common Stock”), for each share of Cape common stock (the “Merger Consideration”). Additionally, all outstanding and unexercised options to purchase Cape common stock will convert into the right to receive a number of shares of OceanFirst common stock (rounded down to the nearest whole share) determined by multiplying (x) the number of shares of Cape common stock subject to such Cape stock option immediately prior to the effective time by (y) 0.75; and the exercise per share of the new option (rounded up to the nearest whole cent) will be equal to the quotient obtained by dividing (i) the per share exercise price for the shares of Cape common stock subject to such Cape option by (ii) 0.75. Each Cape restricted stock award outstanding will vest at the effective time and will convert into the right to receive the Merger Consideration.

Pursuant to the terms of the Merger Agreement, Michael D. Devlin, President and Chief Executive Officer of Cape and Cape Bank, is expected to be appointed to the boards of directors of OceanFirst and OceanFirst Bank following the consummation of the Integrated Mergers.

The Merger Agreement contains customary representations and warranties from both OceanFirst and Cape, each with respect to its and its subsidiaries’ businesses. Each party has also agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Merger Agreement and the effective time and each party’s obligation to call a meeting of its stockholders to adopt and approve the Merger Agreement, in the case of Cape, and to approve the issuance of the shares of OceanFirst Common Stock in connection with the First-Step Merger, in the case of OceanFirst. Subject to certain exceptions, Cape has agreed to recommend that its stockholders adopt and approve the Merger Agreement and OceanFirst has agreed to recommend that its stockholders approve the issuance of shares of OceanFirst Common Stock in connection with the First-Step Merger. In addition, Cape has agreed that, subject to certain exceptions, it will not, and will cause its subsidiaries and their representatives not to, solicit, initiate or knowingly encourage or knowingly facilitate (including by providing non-public information) any inquiries or proposals with respect to any acquisition proposals.

The Merger Agreement provides certain termination rights for each of OceanFirst and Cape, and further provides that if the Merger Agreement is terminated under certain circumstances, Cape or OceanFirst, as applicable, will be obligated to pay the other party a termination fee of $7.2 million.

As described above, the consummation of the Integrated Mergers is subject to customary closing conditions, including (i) receipt of the requisite approvals of the Cape’s and OceanFirst’s stockholders, (ii) receipt of all required regulatory approvals, (iii) the absence of any law or order prohibiting the closing, (iv) the effectiveness of the registration statement to be filed by OceanFirst with the Securities and Exchange Commission (the “SEC”) with respect to the OceanFirst common stock to be issued in the First-Step Merger, and (v) authorization for listing on the NASDAQ Global Select Market of the shares of OceanFirst common stock to be issued in the First-Step Merger. In addition, each party’s obligation to consummate the Integrated Mergers is subject to certain other customary conditions, including (a) the accuracy of the representations and warranties of the other party subject to certain materiality standards, (b) compliance of the other party with its covenants subject to certain materiality standards, and (c) receipt by such party of an opinion from such party’s counsel to the effect that the Integrated Mergers will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement includes customary representations, warranties and covenants of Cape and OceanFirst made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and are not intended to provide factual, business, or financial information about Cape or OceanFirst. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to stockholders or different from what a stockholder might view as material, may have been used for purposes of allocating risk between Cape and OceanFirst rather than establishing matters as facts, may have been qualified by certain disclosures not reflected in the Merger Agreement that were made to the other party in connection with the negotiation of the Merger Agreement and generally were solely for the benefit of the parties to the Merger Agreement. Stockholders should read the Merger Agreement together with the other information concerning OceanFirst and Cape that is publicly filed in reports and statements with the SEC.

The foregoing description of the Merger Agreement is included to provide information regarding its terms and does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K, and is incorporated herein by reference.

ITEM 8.01	Other Events

Voting Agreements

Simultaneous with the execution of the Merger Agreement, OceanFirst entered into separate voting agreements with certain stockholders of Cape (collectively, the “Company Voting Agreements”), including the directors and certain executive officers of Cape, along with certain other Cape stockholders, in which each such stockholder agreed, among other things, to vote the shares of Cape Common Stock owned beneficially or of record by such stockholder in favor of the First-Step Merger. In addition, each such stockholder has agreed to vote against any proposal made in competition with the First-Step Merger, as well as certain other restrictions with respect to the voting and transfer of such stockholder’s shares of Cape Common Stock. The foregoing description of the Company Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Company Voting Agreements, a form of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Under the Merger Agreement, OceanFirst has agreed to use its reasonable best efforts to cause each of the directors and certain executive officers of OceanFirst to, as soon as reasonably practicable following the date of the Merger Agreement (and in no event later than the 30th day following the date of the Merger Agreement), enter into separate voting agreements with Cape in respect of the vote required by OceanFirst’s stockholders in connection with the issuance of the stock portion of the Merger Consideration.

Forward-Looking Statements

This report contains forward-looking statements. These forward-looking statements may include: management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Cape assumes any duty and does not undertake to update forward-looking statements. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that OceanFirst or Cape anticipated in its forward-looking statements and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in OceanFirst’s Annual Report on Form 10-K, those included under Item 1A “Risk Factors” in Cape’s Annual Report on Form 10-K, those disclosed in OceanFirst’s and Cape’s respective other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility: that expected benefits may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the transaction may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, OceanFirst’s and Cape’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ customers, employees and other constituents to the transaction; and diversion of management time on merger-related matters. For any forward-looking statements made in this report or in any documents, OceanFirst and Cape claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information about the Transaction

This communication is being made in respect of the proposed transaction involving OceanFirst and Cape. This material is not a solicitation of any vote or approval of OceanFirst’s or Cape’s shareholders and is not a substitute for the joint proxy statement/prospectus or any other documents which OceanFirst and Cape may send to their respective shareholders in connection with the proposed transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed transaction, OceanFirst intends to file a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, the respective investors and shareholders of OceanFirst and Cape are urged to carefully read the entire joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about OceanFirst, Cape and the proposed transaction. Investors and security holders are also urged to carefully review and consider each of OceanFirst’s and Cape’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. When available, copies of the joint proxy statement/prospectus will be mailed to the respective shareholders of OceanFirst and Cape. When available, copies of the joint proxy statement/prospectus also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to OceanFirst Financial Corp., 975 Hooper Avenue, Toms River, New Jersey 08753, Attn: Jill Apito Hewitt, Senior Vice President and Investor Relations Officer.

Participants in the Solicitation

OceanFirst, Cape and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of OceanFirst’s and Cape’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of OceanFirst and their ownership of OceanFirst common stock is set forth in the proxy statement for OceanFirst’s 2015 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 27, 2015. Information about the directors and executive officers of Cape and their ownership of Cape’s common stock is set forth in the proxy statement for Cape’s 2015 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 24, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of OceanFirst’s and Cape’s shareholders in connection with the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

ITEM 9.01. Financial Statements and Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of January 5, 2016, among OceanFirst Financial Corp., Cape Bancorp, Inc. and Justice Merger Sub Corp.

99.1	Form of Voting Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OCEANFIRST FINANCIAL CORP.

/s/ Michael J. Fitzpatrick
Name: Michael J. Fitzpatrick
Title: Executive Vice President & CFO

Dated: January 8, 2016

Exhibit Index

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of January 5, 2016, among OceanFirst Financial Corp., Cape Bancorp, Inc. and Justice Merger Sub Corp.

99.1	Form of Voting Agreement